SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa

Grandes ideias para viver bem

EARNINGS RELEASE 4Q11 & FY11

IR Contact

Luciana Doria Wilson
Diego Santos Rosas
Stella Hae Young Hong
Email: ri@gafisa.com.br

IR Website:
www.gafisa.com.br/ir

Shares

GFSA3– Bovespa
GFA – NYSE
Total Outstanding Shares:
432,699,559[1]

Average daily trading volume
(90 days2): R$110.6 million

1)      Including 599,486 treasury shares
2)      Up to December 31, 2011

GAFISA REPORTS RESULTS FOR 4Q AND FY11

--- Launches totaled R$3.5 billion in 2011, reflecting the new strategy adopted ---

--- Contracted sales fell 16% to R$3.4 billion in the year ---

--- 4Q11 corrective adjustments, impact on 2010 and 2011 results ---

--- Record 22,679 units delivered in 2011, almost double the previous year’s total; highest construction volume in Sao Paulo in 2011---

FOR IMMEDIATE RELEASE - São Paulo, April 9, 2012 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported audited financial results for the ended December 31, 2011.

Duilio Calciolari, Chief Executive Officer, said: “Gafisa has made significant structural and managerial changes which position the Company for long-term growth and improved financial performance.”

“Our full-year financial results reflect required corrective actions, including the scaling back of our Tenda business, the dissolution of contracts with potential homeowners who no longer qualify for bank mortgages and a reduced geographic focus. Cost overruns, which weighted on the results of the Tenda and Gafisa segments have been remedied by focusing on geographic regions where the Company has strong supply chains and has completed a stringent vetting of external construction partnerships. Following these actions, we are at a turning point in the history of the Company and look forward to successfully executing our strategy to enhance shareholder value.”

FINANCIAL RESULTS

▲       Net revenue for the full-year 2011, recognized by the Percentage of Completion (“PoC”) method, was R$2.9 billion, 14% below the previous year’s.

▲       The Company’s full year gross profit was R$262 million, reflecting the net impact of revenue reversals and associated costs related to adjustments registered in the fourth quarter.

▲       The full year EBITDA loss, was of R$339 million, compared to a gain of R$579 million in 2010. Full year EBITDA for Gafisa and AlphaVille totaled R$33 million and R$225 million, respectively, while Tenda incurred a loss of R$596 million.

▲       The full-year net loss was R$945 million compared with a restated profit of R$265 million in 2010. The 2011 loss was principally impacted by adjustments totaling R$889.5 million (31% from Gafisa and 69% from Tenda), of which 83% were booked in 2011 and 17% in 2010. The 2010 cost adjustments relate primarily to budget overruns in the construction process and led to a restated 2010 net income of R$265 million, compared with R$416 million previously.

▲       At December 31, 2011, the Company had approximately R$984 million in cash and cash equivalents compared to R$1.2 billion at the end of 2010. The net debt to equity ratio increased to 118% in the fourth quarter, from 75% in the third quarter of 2011, primarily driven by a 28% reduction in equity following the reported loss and an increase of net debt and investor obligations of 10% equivalent to cash burn of R$200 million and a dividend payment of R$98.8 million.

OPERATING  RESULTS

▲       Project launches in 2011 totaled R$3.5 billion. The Gafisa, AlphaVille, and Tenda segments represented 61%, 28% and 11% of total launches, respectively. Fourth-quarter launches totaled R$582 million, a 62% decrease compared with 4Q10, reflecting the restriction of Tenda launches to those that can be immediately transferred to financial institutions.

▲        Full-year consolidated pre-sales totaled R$3.4 billion, a 16% decrease compared to 2010. Sales from inventory represented 38% of the 2011 total, while units launched during the same year accounted for the remaining 62%. Full-year sales velocity of launches reached 47.2%, or 53.9% ex-Tenda.

▲       The Group delivered 118 projects encompassing 22,679 units (26,868 equals Gafisa plus minority stake) with a potential sales value at company stake of R$3.7 billion during 2011, almost double the number delivered during the previous year.

INDEX
Chairman s Letter	04
CEO Comments	05
Recent Events	06
Gafisa Group Key Numbers	07
Gafisa and Tenda Q411 Adjustments	08
Review 2010 and 2011 numbers	09
Operational Numbers For the Gafisa Group	10
Gafisa Segment	11
AlphaVille Segment	14
Tenda Segment	16
Income Statement	19
Revenues	19
Gross Profit	19
Selling, General and Administrative Expenses	19
EBITDA	20
Net Income	20
Backlog of Revenues and Results	20
Balance Sheet	21
Cash and Cash Equivalents	21
Accounts Receivable	21
Inventory	21
Liquidity	22
Covenant Ratios	23
Outlook	23
Appendix - Status of the Financial Completion of the Projects under Construction	24
Group Gafisa Consolidated Income Statement	26
Group Gafisa Consolidated Balance Sheet	27
Glossary	28

CHAIRMAN'S  LETTER

Since my appointment as Chairman of the Board in November 2010, Gafisa has embarked upon a new era of independence to become one of the few Brazilian companies with no majority ownership and where independent directors occupy most board seats. This transition has been facilitated by significant governance, structural and operating changes that will create long-term value for our shareholders.

In April 2011, we implemented a Board restructuring in which we added four new directors, including three highly qualified and experienced independent board members. With a new management structure also in place, both the Board and management immediately sought to implement new measures to redirect the Company’s trajectory and financial performance, as well as address the high level of indebtedness that had put a strain on the Company.

Over the past several years, Gafisa has experienced accelerated growth as the home building industry expanded into the rapidly emerging lower income and first home buyer market segments. Our strategy to address these new market opportunities was to acquire a portion  of Tenda, a leader in the lower income segment at the end of 2008. While we continue to believe the strategy to enter the low income segment was sound, we did not fully appreciate the extent of operational and managerial problems at Tenda, nor were we adequately prepared to manage a much larger and more complex organization. The hurdles we encountered included a shortage of skilled workers, the absence of robust technical and managerial resources, deficient supply chains across a number of projects and internal controls which did not reflect the new size, structure, and complexity of the business. The consequence was an erosion in value and margins, delays and a higher than anticipated consumption of capital.

The Board and management have worked diligently to address these matters. First we undertook a thorough assessment of Gafisa, Alphaville and Tenda to better understand the challenges relating to their organizational and operational structures, managerial practices, and strengths and capabilities. The result was a substantial and necessary course correction that included, the implementation of a new strategy, an improved organizational structure, the addition of certain key personnel with appropriate skill sets to match the business’ needs, and the implementation of enhanced management and corporate best practices.

The assessment of each of the Company’s three brands was conducted in a thorough manner and the new budget reflects the allocation of capital adjusted for opportunity and risk, respectively. We are confident that this new capital allocation strategy will allow for sustainable growth in the Company, stronger business fundamentals, and greater value.

As we move through 2012, we will continue to implement our new strategy and position the Company for sustainable growth. While we still have significant challenges to address due to the long-term cycles present in our business and rapidly changing market dynamics, we remain confident that we are back on course and that we will achieve significant improvements across all metrics over the next several quarters. To assist us in reaching our objective of enhancing shareholder value, we appointed André Bergstein as CFO and IRO in March. André is a seasoned executive with extensive industry experience and will report directly to the Gafisa Group CEO, Duilio Calciolari. In addition, we appointed new leaders at Gafisa, Tenda and Alphaville, namely Sandro Gamba, Rodrigo Osmo, and Marcelo Willer, respectively. The Board is committed to management best practices and is intent on creating long-term value for shareholders and restoring their trust.

Gafisa is a world-class company with a strong heritage and an exciting future. It is widely recognized for its leadership, innovation and professionalism. We are confident in Gafisa’s revised structure and strategy, strong brands and appropriate product mix.

We remain fully supportive of Duilio and his team as they strive to create value for our customers, partners and shareholders.

Caio Racy Mattar

Chairman – Gafisa S.A.

CEO COMMENTS

Before I detail the factors behind the deterioration in Gafisa’s performance, and outline the structural changes and remedies undertaken to ensure a return to profitability, I would like to emphasize that management is entirely committed to restoring the health of our Company and the confidence of investors.

I would also like to share my sincere conviction in Gafisa’s bright future. Our company boasts three of the most widely recognized brands in the Brazilian homebuilding industry, each of which enjoys core strengths that make them unique in the sector. The Gafisa brand has cultivated a valuable reputation through a 50-year history in its principal markets of São Paulo and Rio de Janeiro, while the AlphaVille segment is, undoubtedly, one of the highest margin businesses in the sector, and faces little competition. It is clear that Tenda’s performance to date has not matched expectations. However, we are convinced that the market potential for this segment is immense. Every day more than 20,000 people visit Tenda’s website seeking information about our developments. Its well established nationwide platform, newly developed aluminum mold technology that has already delivered cost improvements, and investment in relationships to become one of Caixa Economica Federal’s top three partners means the brand is poised to capitalize off this demand in a controlled manner.

Gafisa is a company with a strong heritage and reputation that grew beyond the market’s capacity, the ramifications of which I will now explain. In 2005, like many other Brazilian homebuilders, we made a strategic decision to capitalize on our experience and reputation in the middle and high-income segments by broadening our product lines to incorporate the nascent but growing higher-end residential lot market and the rapidly emerging lower income segment. In order to participate in these market segments we acquired AlphaVille and Tenda, changing the profile of the Company from one that during its long history had served the mid- to high-income segments primarily in the cities of São Paulo and Rio de Janeiro, to a Company that today caters to every income segment in the market. The value of annual launches has more than tripled to R$3.5 billion and our land bank has grown more than 20-fold to R$17.6 billion. During the same time period we delivered approximately 45,000 units, culminating in a record 23,000 deliveries in 2011 alone.

I was appointed interim CEO of Gafisa on May 9, 2011, and the Board confirmed my appointment as CEO on July 5, 2011. During my first three months as CEO I engaged the entire management team, with the support of our Board of Directors and our management consultants, Bain & Company, in a review of our Company’s operating units and overall strategy. The results of this review led to our decision in October 2011 to: (i) establish a new operating structure by brands; (ii) reduce risk at Tenda; (iii) expand the contribution of AlphaVille´s successful developments in our product mix and; (iv) refocus the Gafisa brand on its core markets of São Paulo and Rio de Janeiro.

At the time of our third quarter results, we announced a 30% reduction in our 2011 launch guidance to R$3.5 billion to reflect our decision to slow the growth of our low-income business, as well as, narrow the geographic scope of the Gafisa business. In the final quarter of 2011, Gafisa restructured its operations by creating individual business units, with strong links between performance incentives and goals.  Each of these is responsible for all aspects of the brand segment from development through to construction and delivery. This is an important departure as construction for each of the segments had previously been centralized under one group within Gafisa, hampering the timely detection of higher than budgeted costs.

Following the establishment of individual business units, these executives immediately undertook a thorough analysis of the Group’s developments and suppliers, vetting them for quality, performance and reliability. What this process further clarified was a mismatch between the physical and reported progress of construction within Tenda due to factors such as subcontractor failure to perform and their bankruptcies. The full expense required to take-over projects from these subcontractors was also identified. In addition, at Gafisa a number of projects managed by third parties led to unexpected cost overruns, which have been reported in the fourth quarter. With the acceleration of deliveries in 2011, primarily during the later portion of the year, these cost deviations came to light.

As noted in our 4Q11, operational preview, financial results also reflect the dissolution of Tenda contracts with potential homeowners no longer qualifying for bank mortgages due to a change in circumstance. The dissolutions refer to units which were on average 70% complete and required an upfront down payment of 6%. Units returned to inventory are expected to be resold in a timely manner and at a premium to the original price.

The fourth quarter of 2011 is an atypical quarter due to the impact of structural changes, the recognition of cost overruns, cancellations and contract dissolutions at Tenda, as well as our more targeted strategy. This has had a material impact on our fourth quarter and therefore our full-year operating profitability. However, this has not impacted our 4Q11 liquidity. The negative full year EBITDA of - R$339 million and loss of R$945 million are impacted by expenses related to our revision and correction process of R$889.5 million (83% of this impact is being recognized in 2011 and 17% in 2010) and revenue reversals of R$1.2 billion.

Management and the board treat these results seriously and have undertaken widespread structural and operational changes to avert future losses and strains on the business. Tenda is now operating under a new strategy whereby pre-sales recognition and the remuneration of the sales force is based on the ability to immediately pass mortgages on to financial institutions and the number of third party construction partners has been reduced to a group that has been thoroughly vetted for quality and sustainability.

Included in the amounts above is an additional provision to cover potential cost overruns in all impacted developments yet to be completed. We have also taken a provision for expected dissolutions at Tenda during 2012 as we deliver the majority of the remaining units.

We expect to generate R$500-R$700 million of operating cash flow in 2012 which is sufficient to meet our obligations.

In addition, we will enhance cash flow by restricting the launch of developments at Tenda and re-launching the business under a profitable business model focused on fewer and higher potential geographic regions as well as the Gafisa brand’s most profitable historical markets, namely São Paulo and Rio de Janeiro.

Our responsibility is to maximize the value of Gafisa and deliver strong returns to our shareholders. We are confident that we have a business model and a management team in place to profitably develop new and existing projects with the use of appropriate funding vehicles. With a stronger structure set in place, we expect our results to improve significantly over the coming years.

Duilio Calciolari, CEO -- Gafisa S.A.

RECENT EVENTS

New Operating Structure which Establishes P&L Owners by Brand

Gafisa is now operating under a new structure whereby individual business units are responsible for all aspects of the brand segment from development through to construction and delivery. All three business units are managed by executives with direct P&L responsibility, ensuring management is incentivized to deliver credible results.

The new head of the Gafisa brand is Sandro Gamba, who has been with the Company for more than 15 years and has served in a number of senior regional roles including the head of business development and director and manager of prospecting land. AlphaVille head Marcelo Willer was previously the brand’s real estate development officer. Prior to assuming this role in 2006 he served as project officer in the six years prior. After Rodrigo Osmo’s significant success in integrating and expanding the AlphaVille segment, he was named head of Tenda in December 2011. He has since led the turnaround at Tenda.  With Rodrigo Osmo’s appointment as Tenda head, Duilio Calciolari, Gafisa Group CEO, resumed an interim role as CFO until the appointment of André  Bergstein in March 2012.

Appointment of New Chief Financial Officer with Extensive Industry Experience

André Bergstein brings 20 years of experience in the financial and real estate markets to Gafisa.

He is a highly regarded professional in the real estate industry. Prior to joining Gafisa, he led the real estate team at Plural Capital, responsible for real estate backed structured transactions. For the previous five years, he served at Brazilian Finance & Real Estate (BFRE) as CFO and IRO for the holding company, and as CFO of Brazilian Securities, where he led several structured operations of MBS’ (mortgage backed securities) and FII´s (real estate investment funds) and was active in M&A deals for BFRE. Prior to joining BFRE, he served as chief financial officer at Atlântica Residencial, a homebuilder focused on residential projects aimed at middle and low income groups, with local and foreign shareholders. He began his career as a financial analyst at Icatu Bank in 1993. Andre Bergstein has a degree in electrical engineering from the Pontifical Catholic University of Rio de Janeiro (PUC-RJ) and holds an MBA from IBMEC Rio de Janeiro.

Update on AlphaVille Negotiations and Achievements

The company hired an independent financial advisor to run the valuation of the remaining 20% stake of AlphaVille that Gafisa does not already own. Negotiations  are on track and progressing according to the process outlined to shareholders.

In 2011, AlphaVille was recognized for its building capability and awarded a Master Real Estate Award. The brand remains a highly valued part of the Gafisa group and its share of the product mix is expected to increase over coming years.

RECENT EVENTS  (CONT.)

Tenda Achievements

The Gafisa Group remains committed to the Tenda brand and expects a turnaround strategy underway to take advantage of sizeable market potential in this segment. Tenda is one of the top three unit constructors in the country thanks to its established nationwide platform. Every day on average 22,000 people visit its website seeking information on developments and hundreds more visit each of its 22 shop fronts, which are conveniently located in commercial centers.

KEY NUMBERS FOR THE GAFISA GROUP

Table 1 - Operating and Financial Highlights - (R$000, unless otherwise specified)
	4Q11	3Q11	QoQ(%)	4Q10	YoY(%)	2011	2010	YoY(%)
Launches (%Gafisa)	582.247	1.051.713	-45%	1.543.149	-62%	3.526.298	4.491.835	-21%
Launches (100%)	719.973	1.318.304	-45%	2.279.358	-68%	4.205.731	6.041.703	-30%
Launches, units (%Gafisa)	1.256	2.334	-46%	7.742	-84%	10.671	22.233	-52%
Launches, units (100%)	1.627	2.813	-42%	9.334	-83%	14.271	26.398	-46%
Contracted sales (%Gafisa)	338.415	1.044.728	-68%	1.240.818	-73%	3.352.288	4.006.380	-16%
Contracted sales (100%)	46.043	1.256.078	-96%	1.426.165	-97%	3.928.839	4.976.423	-21%
Contracted sales, units (% Gafisa)	-605	2.866	-121%	5.933	-110%	9.844	20.744	-53%
Contracted sales, units (100%)	-266	3.770	-107%	6.853	-104%	12.385	24.962	-50%
Contracted sales from Launches (%co)	381.140	652.062	-42%	678.427	-44%	2.210.235	2.672.100	-17%
Sales Velocity over launches (VSO) %	83%	62%	2100bps	44%	3900bps	47%	59%	-1180bps
Completed Projects (%Gafisa)	1.322.766	1.221.417	8%	435.818	204%	3.718.658	1.692.493	120%
Completed Projects, units (%Gafisa)	6.544	8.700	-25%	2.899	126%	22.678	12.894	76%

Consolidated Land bank 4	17.605.092	21.096.042	-17%	18.054.000	-2%	17.605.092	18.054.000	-2%
Potential Units	86.247	100.025	-14%	92.882	-7%	86.247	92.882	-7%
Number of Projects / Phases	156	204	-24%	177	-12%	156	177	-12%

Net revenues	93.316	1.005.490	-91%	593.055	-84%	2.940.506	3.403.050	-14%
Gross profit	-438.396	296.876	-248%	116.291	-477%	262.168	942.132	-72%
Gross margin	nm	29,50%	nm	19,61%	nm	8,92%	27,68%	nm
Adjusted Gross Margin ¹	nm	33,40%	nm	24,61%	nm	13,92%	32,68%	nm
Adjusted EBITDA ²	-798.184	202.221	nm	29.502	-2806%	-338.637	579.215	-158%
Adjusted EBITDA margin ²	nm	20,10%	nm	21,30%	nm	-11,50%	17,00%	nm
Adjusted Net (loss) profit ²	-998.084	59.325	nm	-7.115	13928%	-905.189	288.484	-414%
Adjusted Net margin ²	nm	5,90%	nm	16,00%	nm	-30,70%	8,40%	nm
Net (loss) profit	-1.029.904	46.217	nm	-14.123	7192%	-944.868	264.565	-457%
EPS (loss) (R$)	-2,380180263	0,1071	nm	-0,0328	nm	-2,1837	0,6140	nm
Number of shares ('000 final)	432.700	431.538		430.910		432.700	430.910

Revenues to be recognized	4.516.000	4.526.000	-0,22%	3.963.000	14%	4.516.000	3.963.000	14%
Results to be recognized ³	1.559.000	1.740.000	-10%	1.540.000	1%	1.559.000	1.540.000	1%
REF margin ³	34,50%	38,40%	-388bps	38,90%	-438bps	34,50%	38,90%	-438bps

Net debt and investor obligations	3.245.336	2.946.370	10%	2.468.961	31%	3.245.336	2.468.961	31%
Cash and cash equivalent	983.660	912.359	8%	1.201.148	-18%	983.660	1.201.148	-18%
Equity	2.648.473	3.825.831	-31%	3.570.749	-26%	2.648.473	3.570.749	-26%
Equity + Minority shareholders	2.747.094	3.912.587	-30%	3.632.172	-24%	2.747.094	3.632.172	-24%
Total assets	9.506.624	10.383.808	-8%	9.040.790	5%	9.506.624	9.040.790	5%
(Net debt + Obligations) / (Equity + Minorities)	118%	75%		68%		118%	68%

Note: All financial data is audited.
1) Adjusted for capitalized interest
2) Adjusted for expenses on stock option plans (non-cash), minority shareholders and non-recurring expenses
3) Results to be recognized net of PIS/Cofins - 3.65%; excludes the AVP method introduced by Law nº 11,638
4) Realocation of non-strategic landbank, excluding PSV of R$ 3.7 billion at Gafisa and R$ 1.3 billion at Tenda

.

GAFISA AND TENDA ADJUSTMENTS

During the fourth quarter the Company established three separate operating units for the Gafisa, AlphaVille and Tenda brands, which are headed by executives with profit and loss responsibility. As a result of the analysis conducted by the new teams, the Company identified important adjustments related to the strategic shift at Gafisa and the new operating model adopted at Tenda which are reflected in the fourth quarter as follows:

Cost overruns related to construction of R$587 million (R$231 million in Gafisa and R$356 million in Tenda) equivalent to 8% of the original total cost base of projects. 49% of the preliminary value relates to developments executed by third parties and franchisees, 26% relates to developments in regions that have been discontinued, and 25% from construction managed in-house.  The impact  isR$440.9 million (64% was in 2011 and 36% in 2010).

A thorough review of the Tenda portfolio of receivablesidentified 4K customers who are no longer eligible for bank mortgages and whose contracts were terminated, resulting in an impact of R$91.2 million. The dissolution of contracts with potencial property owners involves units that are, on average, more than 70% complete; where we collected an average down payment of 6% of the total value of the unit. The units were returned to inventory and became eligible for resale to qualified mortgage borrowers. Additionally, provisions were made for future dissolutions equivalent to 8K units, resulting in a net impact of R$80.0 million in the period. Also, provisions for bad debts amounted to R$105 million (94% Tenda).

An impairment related write-downofR$37.9 million based on a downward valuation of land bank Gafisa no longer intends to develop in the near term as result of its narrowed geographic focus, and R$57.9 million related to Tenda’s land bank. These tracts of land may be sold in the future. Development expenses related to the land acquisition process at Gafisa of R$14.9 million and R$10.6 million at Tenda were recognized as a sunk cost.

Other provisions related to penalties from delayed projectsequivalent to R$12.7 million at Gafisa and R$38.5 million at Tenda. Also, the cancellation of projectshad an impact on Tenda’s results of R$17.4 million.

For detailed information on the factors contributing to the above outcome, please refer to the following table.

Table 2 - Gafisa and Tenda Adjustments - (R$000, unless otherwise specified)

Note: Each number correspond to the items related to the adjustments accounted in 2011, the remaining R$180 million was accounted in previous year.

It should be noted that based on accounting provisons, the Company did not account for the respective deferred income tax assets of R$251.8 million related to tax loss carry forwards and R$106.3 million related to timing differences.

The revenue reversal totaled R$1.2 billion, as shown in the table above. However, we expect to rebook: (1) 60% of the revenue reversal with resale of returned units; and (2) 34% will be recognized in accordance with PoC of the related projects (79% launched< 2008). Only 6% of the total is unrecoverable.

Overall, the impact on the 4Q11 result totaled R$889.5 million (83% in 2011 and 17% allocated in 2010). It should be noted that 70% of adjustments stemmed from Tenda’s operations. The substantial economic impact observed in 4Q11 had no cash flow impact in the same period. In addition, the resale of units returned o inventory to qualified customers will gradually reduce the Company’s leverage.

RECONCILIATION OF FINANCIAL DATA

Adjustments to 2010 financial statements

In line with a new strategy set out in the fourth quarter of 2011, we conducted a detailed budget review. This review identified adjustments that relate to the 2010 financial year, but which were not detected by internal controls that year.

The cost adjustments primarily relate to operational issues stemming from relationships with franchisees, partners and contractors, revisions to vendor contracts and modifications to projects.

Management apportioned costs to the 2010 financial year according to whether: (1) Construction launched in 2010 was more than 50% complete by 2011, (2) Construction was brought in house in 2010 following budget overruns related to the use of contractors, partners and franchisees, (3) Additional costs incurred for projects delivered in the first quarter of 2011 related to projects launched in 2010, (4) Projects whose costs were higher than budgeted had their foundations laid in 2010.

The retroactive effect of 2010 cost adjustments, as set out in IAS 8 / CPC 23 - Accounting Policies, Changes in Accounting Estimates and Errors, is contained in the below table.

In addition, the following reclassifications were made to better compare the 2011 and 2010 financial statements: (a) Reclassification of deferred income tax and social contribution taxes on tax revenue from an accrual to cash basis, as determined in accordance with the tax regime assumed under the heading "Taxes" in the short and long term, (b) Reclassification of advances for future capital increase under the heading "Investment" (c) Reclassification of the brokerage, the deductions from revenue, under the heading "Selling" (d) Presentation of the balance of net deferred tax, per group of business, (e) Reclassification of balances shown under "Accounts receivable and incorporation services" between short and long term.

Table 3 – Reconciliation of 2010 and 2011 Financial Data (R$000)

Consolidated	12/31/2011		12/31/2010
	Net Income	Equity	Net Income	Equity
Preliminary Unaudited 2011 Results and Audited 2010 Results (April 2nd , 2012)	(1.093.163)	2.750.294	416.050	3.783.669

Adjustments
- Relocation of Construction Cost Adjustment 2011 to 2010	168.267	-	(168.267)	(168.267)
- Supplementary Provision for Bad Debt	(17.400)	(17.400)	-	-
- Taxes	(2.572)	14.200	29.024	29.023

Audited 2011 Results and Restated 2010 Results (April 9 , 2012)	(944.868)	2.747.094	264.565	3.632.172

OPERATIONAL NUMBERS FOR THE GAFISA GROUP

Consolidated Launches

Full-year consolidated launches totaled R$3.5 billion, a 21% decrease compared to 2010, and at the low end of annual guidance of R$3.5 to R$4.0 billion.

Throughout the year, 51 projects/phases were launched across 10 states. The Gafisa brand accounted for 61% of launches, AlphaVille comprised 28% and Tenda the remaining 11%.

Fourth quarter consolidated launches reached R$582 million, a 62% drop compared to 4Q10, reflecting the implementation of a new strategy.

Consolidated Pre-Sales

Full-year consolidated pre-sales totaled R$3.4 billion, a 16% decrease compared to 2010. Sales from inventory represented 38% of the 2011 total, while units launched in 2011 accounted for the remaining 62%. Full-year sales velocity of launches reached 47.2%, or 53.9% ex-Tenda.

Fourth quarter pre-sales reached R$338 million, a 73% decline compared to 4Q10. The result is a direct consequence of the change in strategy during the second half. Excluding the dissolution of Tenda contracts no longer qualifying for bank financing, 4Q11 pre-sales would have reached R$557 million.

Fourth quarter consolidated sales velocity reached 8.3%, compared to 27.4% in 4Q10. Excluding Tenda, 4Q11 sales velocity was 17.7%, compared to 23.1% in 3Q11 and 26.4% in 4Q10. The result reflects fewer launches during the period.

Delivered Projects

The Group delivered 118 projects encompassing 22,679 units (26,868 equals Gafisa plus minority stake) with a potential sales value at company stake of R$3.7 billion during 2011, almost double the number delivered during the previous year.

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with unit prices exceeding R$250,000, located in 50 cities across 19 states.

Gafisa Segment Launches

Full-year launches were stable at R$2.2 billion and included 22 projects/phases across 3 states. São Paulo and Rio de Janeiro, where the Company has robust supply chains and projects demonstrating strong profitability, accounted for more than 95% of launches in 2011. Fourth quarter launches reached R$341 million, a 59% decrease compared to 4Q10. Full-year sales velocity of Gafisa’s launches reached 51.9%, compared to 51.5% in 2010.

Nota: O VSO se refere as vendas contratadas sobre a oferta do período correspondente. Neste calculo, consideramos o estoque ajustado para refletir a correção de preço.

Table 4 - Gafisa Segment Launches by market region
%Gafisa - R$000		4Q11	4Q10	YoY (%)	2011	2010	YoY (%)
Gafisa	São Paulo	340,645	582,269	-41%	1,611,510	1,537,604	5%
	Rio de Janeiro	-	18,100	0%	557,562	158,953	251%
	Other	-	223,053	0%	(12,354)	458,766	-103%
	Total	340,645	823,422	-58.6%	2,156,718	2,155,323	0.1%
	Units	1,012	2,109	-52%	5,480	5,124	7%

Table 5 - Gafisa Segment Launches by unit price
%Gafisa - R$000		4Q11	4Q10	YoY(%)	2011	2010	YoY (%)
Gafisa	≤R$500K	297,711	522,007	-43%	1,226,443	1,103,066	11%
	>R$500K	42,933	301,415	0%	930,274	1,052,257	-12%
	Total	340,645	823,422	-59%	2,156,718	2,155,323	0.1%

Gafisa Segment Pre-Sales

Full-year sales totaled R$2.2 billion, a 10% increase compared to the previous year. Sales from inventory represented 40% of the 2011 total, while the remaining 60% came from units launched during the same year. The sales velocity of launches in 2011 was stable at 51.9%, as compared to a rate of 51.5% the previous year. Fourth-quarter sales totaled R$313 million, a 50% decrease compared to 4Q10. The sales speed of Gafisa projects in 4Q11 was 13.4%, compared to 25.1% in 4Q10. The decline reflects the launch of new developments toward the end of the quarter.

Note: The VSO refers contracted sales over the corresponding period of the offer. In this calculation, we consider the stock adjusted to reflect the correct price.

Table 6 - Gafisa Segment Sales by market region
%co - R$000		4Q11	4Q10	YoY (%)	2011	2010	YoY (%)
Gafisa	São Paulo	231,516	439,456	-47%	1,586,724	1,350,362	18%
	Rio de Janeiro	76,320	61,282	25%	458,317	220,027	108%
	Other	5,031	121,294	-96%	135,048	403,928	-67%
	Total	312,867	622,032	-50%	2,180,088	1,974,317	10%
	Units	722	1,427	-49%	5,118	4,773	7%

Table 7 - Gafisa Segment Sales by unit price – PSV
%co - R$000		4Q11	4Q10	YoY (%)	2011	2010	YoY (%)
Gafisa	≤ R$500K	183,769	41,852	339%	1,431,599	1,245,723	15%
	> R$500K	129,098	203,512	-37%	748,488	728,594	3%
	Total	312,867	622,032	-50%	2,180,087	1,974,317	10%

Table 8 - Gafisa Segment Sales by unit price – Units
%co - R$000		4Q11	4Q10	YoY (%)	2011	2010	YoY (%)
Gafisa	≤ R$500K	551	1,195	-54%	4,200	3,741	12%
	> R$500K	171	232	-26%	917	1,032	-11%
	Total	722	1,427	-49%	5,118	4,773	7%

Gafisa Segment Delivered Projects

Gafisa delivered 34 projects with 5,593 units and an approximate PSV of R$1.9 billion during 2011. The tables below list the products delivered in 2011:

Table 9- Gafisa Segment Delivered projects (2011)
Company	Project	Delivery	Launch	Local	% co	Units	PSV R$000
Gafisa	Altavistta	Jan-11	Nov-06	Maceio - AL	50%	87	9,907
Gafisa	Evidence	Jan-11	Apr-07	São Paulo - SP	50%	72	32,425
Gafisa	Icaraí Corporate	Feb-11	Dec-06	Niterói - RJ	100%	137	34,940
Gafisa	London Green	Feb-11	Jun-07	Rio de Janeiro - RJ	100%	440	156,856
Gafisa	Vision - Campo Belo	Feb-11	Dec-07	São Paulo - SP	100%	284	87,336
Gafisa	Grand Park - Águas Fase I	Mar-11	Dec-07	São Luis - MA	50%	120	21,851
Gafisa	GrandValley (Jacarepaguá)	Mar-11	Mar-07	Rio de Janeiro - RJ	100%	240	44,014
Gafisa	Grand Park - Árvores Fase I	Apr-11	Dec-07	São Luis - MA	50%	200	29,978
Gafisa	Privilege Residencial	Apr-11	Sep-07	Niterói - RJ	100%	194	44,469
Gafisa	Horizonte	May-11	May-07	Belem - PA	100%	29	21,173
Gafisa	Terraças Tatuapé	May-11	Jun-08	São Paulo - SP	100%	108	48,660
Gafisa	Costa Maggiore Resdidencial Resort	May-11	Jan-08	Cabo Frio - RJ	50%	30	24,052
Gafisa	Magnific	May-11	Mar-08	Goiânia - GO	100%	31	30,458
Gafisa	Bella Vista	May-11	Dec-07	Resende - RJ	100%	116	46,046
Gafisa	Supremo	Jun-11	Aug-07	São Paulo - SP	100%	192	143,634
Gafisa	Nova Petropolis Fase 1	Jul-11	Mar-08	São Bernardo - SP	100%	268	108,479
Gafisa	Brink - Campo Limpo F1	Aug-11	Nov-08	São Paulo - SP	100%	191	46,404
Gafisa	Brink - Campo Limpo F2	Aug-11	Nov-08	São Paulo - SP	100%	95	23,019
Gafisa	Grand Park - Águas Fase II	Aug-11	May-08	São Luis - MA	50%	75	15,051
Gafisa	Grand Park - Árvores Fase II	Aug-11	Jun-08	São Luis - MA	50%	75	12,083
Gafisa	Centro Empresarial Madureira	Aug-11	Mar-09	Rio de Janeiro - RJ	100%	195	24,208
Gafisa	Villagio Panamby - Horto F1	Sep-11	Oct-07	Salvador - BA	50%	90	84,521
Gafisa	Villagio Panamby - Horto F2	Sep-11	Jan-08	Salvador - BA	50%	92	87,807
Gafisa	Carpe Diem Residencial	Sep-11	Mar-08	Niterói - RJ	80%	91	29,461
Gafisa	Acqua Residencial F1/F2	Sep-11	Mar-07	Nova Iguaçu - RJ	100%	452	90,161
Gafisa	Details	Sep-11	Oct-08	São Paulo - SP	100%	38	53,458
Gafisa	Jatiuca Trade Residence - Residencial	Sep-11	Jun-07	Maceió - AL	50%	250	39,546
Gafisa	Enseada das Orquideas	Oct-11	Jun-07	Santos - SP	80%	422	125,721
Gafisa	Dubai NM	Oct-11	Sep-08	São Luis - MA	50%	120	31,888
Gafisa	Celebrare Residencial	Nov-11	Mar-07	Duque de Caxias - RJ	100%	188	35,189
Gafisa	Alegria	Nov-11	Sep-08	Guarulhos - SP	100%	278	78,855
Gafisa	Chácara Sant´anna	Nov-11	Nov-08	São Paulo - SP	50%	70	62,885
Gafisa	Alphaville Barra da Tijuca	Nov-11	Dec-08	Rio de Janeiro - RJ	65%	224	112,616
Gafisa	Mansão Imperial - Fase 1	Dec-11	Oct-08	São Bernardo - SP	100%	100	60,403
Gafisa						5,593	1,897,551

Projects launched Gafisa Segment

The following table displays Gafisa Segment projects launched during 2011:

Table 10 - Gafisa Segment Projects launched during 2011
Projects	Launch Date	Local	% co	Units (%co)	PSV (%co)	% sales 30/dec/11	Sales 30/dec/11
1Q11				755	228.302	76%	172.401
Avant Garde	Mar	Santos - SP	100%	168	112.943	94%	105.919
Comercial ICON	Mar	São Gonçalo - RJ	100%	448	70.523	31%	21.681
Alegria - Fase 4	Mar	Guarulhos - SP	100%	139	44.836	100%	44.801

2Q11				2.589	935.259	73%	679.951
Smart Vila Mascote - Lacedemonia	May	São Paulo - SP	100%	156	66.596	74%	49.061
Alegria - Fase 5	May	Guarulhos - SP	100%	139	47.674	63%	30.033
Prime F2	May	São Luis - MA	50%	74	14.708	31%	4.603
Compra de Participação - IGLOO	Jun	São Paulo - SP	30%	27	10.382	90%	9.392
Smart Maracá	Jun	São Paulo - SP	100%	156	60.919	99%	60.127
Royal - Vila Nova São José QC1	Jun	São José dos Campos - SP	100%	68	41.789	20%	8.496
Vision Anália Franco	Jun	São Paulo - SP	100%	200	84.904	60%	50.662
Station Parada Inglesa (André Campale)	Jun	São Paulo - SP	100%	173	77.662	90%	70.131
Target - Comercial Capenha	Jun	Rio de Janeiro - RJ	60%	549	55.243	54%	29.677
Network Business Tower F1 e F2 (Ceramica Comercial F1 e F2)	Jun	São Caetano - SP	100%	855	311.749	96%	299.577
Mundi Residencial Ceramica – F1	Jun	São Caetano - SP	100%	192	163.633	42%	68.193

3Q11				1.124	652.512	54%	349.550
Riservatto	Jul	Osasco - SP	100%	174	137.180	57%	78.839
Americas Avenue Consolidado	Aug	Rio de Janeiro - RJ	100%	696	364.109	46%	167.126
Cancelamento Allegro F1	Aug	Natal - RN	85%	-144	-27.062	6%	-1.610
Golden Office	Sep	Jundiai - SP	100%	349	110.597	67%	73.848
Alphaville Barra da Tijuca	Sep	Rio de Janeiro - RJ	65%	49	67.687	46%	31.348

4Q11				1.012	340.645	31%	104.009
Alpha Green	Nov	São Paulo - SP	100%	561	172.877	15%	26.629
Easy Vila Romana (Faustolo)	Dec	São Paulo - SP	100%	73	42.933	83%	35.764
Fantastique (Angá - F1)	Dec	São Paulo - SP	100%	378	124.834	33%	41.615
Gafisa				5.479	2.156.718	61%	1.305.910

Note: The VSO refers contracted sales over the corresponding period of the offer. In this calculation, we consider the stock adjusted to reflect the correct price.

Table 11 – Gafisa Segment Land Bank

	PSV - R$million (%Gafisa)	%Swap Total	%Swap Units	%Swap Financial	Potential units (%co)	Potential units (100%)
São Paulo	4.311.210	33,6%	31,4%	2,2%	8.804	7.741
Rio de Janeiro	1.143.860	44,5%	44,5%	0,0%	1.821	1.835
Total	5.455.070	36,2%	34,6%	1,7%	10.625	9.576

Table 12 – Gafisa Segment Contracted Sales versus Recognized Net Revenues (R$000)

	4Q11	3Q11	QoQ	4Q10	YoY	2011	2010	YoY
Contracted Sales	312.867	665.408	-53%	622.032	-50%	2.180.088	1.974.317	10%
Stake (%)	56%	64%	-800 bps	50%	600 bps	63%	68%	-500 bps
Net Revenues	367.551	497.849	-26%	412.411	-11%	1.821.926	1.988.236	-8%
Stake (%)	394%	50%	34436bps	44%	34947bps	62%	53%	852bps
Total Sales Cons	338.415	1.044.650	-68%	1.240.817	-73%	3.452.768	2.903.465	19%
Total Net Rev Cons	93.316	1.005.482	-91%	928.636	-90%	2.940.498	3.720.860	-21%

ALPHAVILLE SEGMENT

Focuses on the sale of residential lots, with unit prices between R$100,000 and R$500,000, and is present in 68 cities across 23 states and in the Federal District

AlphaVille Segment Launches

Full-year launches totaled R$972 million, a 31% increase over 2010, and included 12 projects/phases across 8 states. AlphaVille accounted for 27% of 2011 launches, up from a 16% share in 2010. AlphaVille is expected to increase its contribution to the Company’s business in future periods as demographic changes and significant investments in the country’s infrastructure make high quality suburban living more common.

Fourth quarter launches reached R$344 million, a 79% increase over 4Q10.

Table 13- AlphaVille Segment - Launches
%co - R$000		4Q11	4Q10	YoY (%)	2011	2010	YoY (%)
Alphaville		344,786	192,016	80%	972,385	740,592	31%
	Total	344,786	192,016	80%	972,385	740,592	31%
	Units	1,061	1,359	-22%	3,714	3,607	3%

Table 14 - AlphaVille Segment - Launches by unit price
%co - R$000		4Q11	4Q10	YoY (%)	2011	2010	YoY (%)
Alphaville	≤ R$200K;	13.721	160.312	-91%	227.482	-
	> R$200K; ≤ R$500K	331.065	-	0%	657.466	740.592	-11%
	> R$500K	-	31.704	-100%	37.437	-
	Total	344.786	192.016	80%	972.385	740.592	31%

AlphaVille Pre-Sales

Full-year pre-sales reached R$842 million, a 41% increase compared to 2010. The residential lots segment accounted for 25% of consolidated pre-sales, up from a 15% share the previous year. Sales velocity of launches reached 59.7%. Sales from inventory represented 30% of the 2011 total, while the remaining 70% came from units launched during the  same year.

Fourth-quarter sales totaled R$244 million, a 27% increase over 4Q10. The sales speed of AlphaVille projects in 4Q11 remained stable at 30.1%, compared to 31.6% in 4Q10, primarily due to the success of projects launched during the period.

Note: The VSO refers contracted sales over the corresponding period of the offer. In this calculation, we consider the stock adjusted to reflect the correct.
Table 15 - AlphaVille Segment - Sales
%co - R$000		4Q11	4Q10	YoY (%)	2011	2010	YoY (%)
Alphaville		244.307	192.970	27%	841.991	598.938	41%
	Total	244.307	192.970	27%	841.991	598.938	41%
	Units	837	1.173	-29%	3.285	2.905	13%

Table 16 - AlphaVille Segment - Sales by unit price - PSV
%Alphaville - R$000		4Q11	4Q10	YoY (%)	2011	2010	YoY (%)
Alphaville	≤ R$200K;	25.481	167.035	-85%	226.379	353.104	-36%
	> R$200K; ≤ R$500K	170.394	23.775	617%	593.990	239.788	148%
	> R$500K	48.432	2.162	2141%	21.621	6.046	258%
	Total	244.307	192.971	27%	841.991	598.938	41%

Table 17 - AlphaVille Segment - Sales by unit price – Units
%Alphaville – R$000		4Q11	4Q10	YoY (%)	2011	2010	YoY ( )
Alphaville	≤ R$200K;	178	1.087	-84%	1.562	2.118	-26%
	> R$200K; ≤ R$500K	648	84	671%	1.708	807	112%
	> R$500K	10	2	398%	15	6	14%
	Total	837	1.173	-29%	3.285	2.931	12%

AlphaVille Segment Delivered Projects

AlphaVille delivered 12 projects with 2,624 units and an approximate PSV of R$3.7 billion during 2011. The delivery date is based on the “delivery meeting” that takes place with customers, and not upon the physical completion, which is prior to the delivery meeting. The tables below list the products delivered in 2011:

Table 18 - AlphaVille Segment - Delivered projects (2011)

Company	Project	Delivery	Launch	Local	% co	Units	PSV R$000
Alphaville	Litoral Norte II	Jan-11	Sep-08	Salvador-BA	64%	251	27,790
Alphaville	Terras Alpha Foz do Iguaçú	Mar-11	Dec-09	Foz do iguaçú-PR	74%	292	24,030
Alphaville	Nova Esplanada	May-11	Dec-08	Votorantim-SP	31%	196	39,749
Alphaville	Mossoró (RN)	Jun-11	Dec-08	Mossoró-RN	70%	405	22,804
Alphaville	AlphaVille Manaus II	Sep-11	Jun-08	Manaus - AM	63%	236	34,841
Alphaville	Reserva Burle Max	Sep-11	May-10	Mossoró-RN	100%	2	4,807
Alphaville	Alphaville Barra da Tijuca	Nov-11	Dec-08	Rio de Janeiro - RJ	35%	113	97,062
Alphaville	Alphaville Campina Grande	Dec-11	Sep-09	Mirante Campina Grande - PB	53%	154	29,135
Alphaville	Alphaville Gravataí F2	Dec-11	Dec-09	Gravataí - RS	64%	205	28,040
Alphaville	Alphaville Brasília	Dec-11	Jun-10	Brasília - DF	47%	237	102,150
Alphaville	Alphaville Jacuhy F3	Dec-11	Jun-10	Serra - ES	65%	239	56,336
Alphaville	Alphaville Rio das Ostras F3	Dec-11	Dec-09	Rio das Ostras - RJ	58%	293	62,834
Alphaville						2,624	529,578

Table 19 – AlphaVille Segment - Projects Launched (2011)

Project	Date	Local	% co	Units(%co)	PSV (%co)%		Sales

1Q11				849	181.914	78%	142.098
Alphaville Pernambuco	Mar	Duas Unas - PE	83%	457	119.654	71%	85.030
Alphaville Campo Grande	Mar	Campo Grande - MT	66%	391	62.260	92%	57.068

2Q11				621	95.567	74%	70.456
Terras Alpha Resende - F1	Jun	Resende - RJ	77%	325	49.204	87%	42.958
Terras Alpha Maricá Sta - F1	Jun	Maricá - RJ	48%	296	46.363	59%	27.498

3Q11				887	350.117	78%	272.388
São José dos Campos F1 F2	Sep	São José dos Campos - SP	57%	574	271.180	91%	246.896
Petrolina F2	Sep	Petrolina - PE	76%	286	41.499	21%	8.912
Barra da Tijuca	Sep	Rio de Janeiro - RJ	35%	26	37.437	44%	16.581

4Q11				1.358	344.248	53%	180.851
Alphaville Campina Grande	Dec	Paraíba	53%	84	13.721	24%	3.271
Alphaville Feira de Santana	Dec	Bahia	72%	422	80.802	83%	67.108
Alphaville Manaus 3	Dec	Amazonas	100%	249	65.103	77%	50.302
Alphaville Pernambuco II	Dec	Pernambuco	70%	602	143.832	13%	19.379
Terreno Cajamar	Dec	São Paulo	100%	1	40.790	100%	40.790
AUSA				3.714	971.846	69%	665.792

Table 20 – AlphaVille Segment Land Bank

	PSV - R$million (%Gafisa)	%Swap Total	%Swap Units	%Swap Financial	Potential units (%co)	Potential units (100%)
São Paulo	1.259.533	98,5%	0,0%	98,5%	6.164	12.883
Rio de Janeiro	744.785	100,0%	0,0%	100,0%	4.108	8.560
Other	5.710.229	98,5%	0,0%	98,5%	26.812	42.128
Total	7.714.547	98,7%	0,0%	98,7%	37.085	63.571

Table 21 – Alphaville Segment Contracted Sales versus Recognized Net Revenues (R$000)
	4Q11	3Q11	QoQ	4Q10	YoY	2011	2010	YoY
Contracted Sales	244.307	281.752	-13%	192.970	27%	942.470	598.938	57%
Stake (%)	44%	27%	1700bps	16%	2800bps	27%	21%	600bps
Net Revenues	221.274	175.860	26%	161.016	37%	667.562	445.405	50%
Stake (%)	64%	17%	4622bps	17%	4637bps	21%	12%	893bps
Total Sales Cons.	338.415	1.044.650	-68%	1.240.817	-73%	3.452.768	2.903.465	19%
Total Net Rev Cons	93.316	1.005.482	-91%	928.636	-90%	2.940.498	3.720.860	-21%

TENDA SEGMENT

Focuses on affordable residential developments, with unit prices between R$80,000 and R$200,000, has 20 regional store fronts, and projects developed in 105 cities across 15 states.

Tenda Segment Launches

Full-year launches totaled R$398 million, a 75% reduction compared to 2010, and included 17 projects/phases across 8 states and the cancellation in 4Q11 of R$103 million of projects no longer feasible under the Company’s new criteria adopted in the 3Q11. No more than 30% of these projects had been completed.

Table 22 - Tenda Segment Launches by market region
%Tenda - R$000		4Q11	4Q10	YoY (%)	2011	2010	YoY (%)
Tenda	São Paulo	-	119.172	-100%	79.427	382.434	-79%
	Rio de Janeiro	-	40.156	100%	64.743	234.699	72%
	Minas Gerais	(103.183)	131.196	179%	132.047	336.332	61%
	Northeast	-	43.975	100%	50.273	234.180	79%
	Others	-	193.212	-100%	71.243	408.274	-83%
	Total	(103.183)	527.711	-120%	397,733	1,595,919	-75%
	Units	(817)	4.275	-119%	3,030	13,502	-78%

Table 23 - Tenda Segment Launches per brand by unit price
%Tenda - R$000		4Q11	4Q10	YoY (%)	2011	2010	YoY (%)
Tenda	≤ MCMV	(103,183)	280,509	-137%	202,308	95.477	300%
	> MCMV	-	247,202	-	195,425	641.149	-70%
	Total	(103,183)	527,711	-120%	397,733	1.595.919	-75%

Tenda Segment Pre-Sales

This more conservative approach to Tenda’s operations led to full-year sales of R$330 million, a 77% reduction compared to 2010, in line with the reduced volume of launches.

In keeping with a necessary change in strategy, 4Q11 gross pre-sales within Tenda also fell 55% to R$249 million. Fourth quarter net pre-sales in the low income segment were negative R$219 million, compared to R$426 million in 4Q10.  The difference reflects the dissolution of R$467 million in contracts with potential homeowners who no longer qualified for a bank mortgage due to a change in circumstance, such as lack of financial capacity, increased income, move to dual household income, cessation of employment etc. Consequently, units, which are on average more than 70% complete, will be returned to inventory and eligible for resale to qualified customers. We collected on average a down payment of 6% of the units that will be resold through financial institutions, where according to the PoC, the percentage of the incurred cost of a unit’s value is received upfront. Going forward, pre-sales recognition and the remuneration of Tenda sales force will be based on the ability to pass mortgages on to banks.

Note: 1 PoC – Percentage of completion method.

Table 24 – Tenda Segment Sales by market region
%Tenda - R$000		4Q11	4Q10	YoY (%)	2011	2010	YoY (%)
Tenda	São Paulo	(25.456)	80.227	-132%	105.015	379.582	-72%
	Rio de Janeiro	(90.517)	39.338	-330%	(67.505)	194.914	-135%
	Minas Gerais	(80.715)	91.594	-188%	94.970	271.168	-65%
	Northeast	(10.954)	78.301	-114%	95.561	266.997	-64%
	Others	(11.117)	136.354	-108%	102.168	320.465	-68%
	Total	(218.759)	425.815	-151%	330,210	1,007,310	-77%
	Units	(2.163)	3.332	-165%	1,441	9,733	-89%

Table 25 - Tendas Segment Sales by unit price - PSV
%Tenda - R$000		4Q11	4Q10	YoY (%)	2011	2010	YoY (%)
Tenda	≤ MCMV	(172,415)	234,321	-174%	128,309	941,574	-86%
	> MCMV	(46,344)	191,493	-124%	201,901	491,551	-59%
	Total	(218,759)	425,815	-151%	330,210	1,433,125	-77%

Table 26- Tendas Segment Sales by unit price – Units
%Tenda - R$000		4Q11	4Q10	YoY (%)	2011	2010	YoY (%)
Tenda	≤ MCMV	(1,800)	2,328	-177%	377	10,456	-96%
	> MCMV	(364)	1,004	-136%	1,063	2,609	-59%
	Total	(2,163)	3,332	-165%	1,441	13,065	-89%

Tenda Segment Delivered Projects

During the fourth quarter, consolidated Tenda delivered 74 projects/phases, 14,462 units and an approximate PSV of R$1.3 billion. The tables below list the products delivered in 2011:

Table 27 - Tenda Segment Delivered projects (2011)
Company	Project	Delivery	Launch	Local	% co	Units	PSV R$
Tenda	Residencial Monet	Jan-11	Oct-06	SãoPaulo-SP	100%	60	5,403
Tenda	Arsenal Life ii	Jan-11	Jun-07	SãoGonçalo-RJ	100%	108	7,649
Tenda	Residencial Santa Julia	Feb-11	Sep-07	SãoJosé-SP	100%	260	17,680
Tenda	Residencial Bahamas Life	Feb-11	Apr-08	BeloHorizonte-MG	100%	40	3,576
Tenda	Residencial Salvador Dali	Feb-11	Sep-07	Osasco-SP	100%	100	8,071
Tenda	Residencial Itaquera Life	Feb-11	Jun-07	SãoPaulo-SP	100%	110	10,538
Tenda	Residencial Hildete Teixeira Life f3/f4	Mar-11	Dec-07	Salvador-BA	100%	220	14,740
Tenda	Residencial Horto do Ipe Life	Mar-11	Oct-06	SãoPaulo-SP	100%	180	18,703
Tenda	Residencial São Miguel Life	Mar-11	Jul-07	SãoPaulo-SP	100%	60	4,838
Tenda	Residencial San Pietro Life	Apr-11	Sep-09	Barbacena-MG	100%	172	15,188
Tenda	Residencial Vivendas do Sol iif2	Apr-11	May-08	PortoAlegre-RS	100%	200	11,608
Tenda	Resbologna Lifef1	May-11	May-08	BeloHorizonte-MG	100%	306	23,256
Tenda	Condominio Residencial Clube Garden	May-11	Oct-09	SãoPaulo-SP	100%	192	16,800
Tenda	Res Nicolau Kuhn	May-11	Dec-07	SapucaiadoSul-RS	100%	460	36,340
Tenda	Fit Mariaines	Jun-11	May-09	Goiânia-GO	60%	162	25,330
Tenda	Residencial Aricanduva Life	Jun-11	Jun-07	SãoPaulo-SP	100%	180	18,380
Tenda	Fit Taboao	Jun-11	Dec-07	TaboãodaSerra-SP	100%	374	22,115
Tenda	Bairro Novo Cotia iv	Jun-11	Dec-07	Cotia-SP	100%	368	32,156
Tenda	Residencial Terra Nova i Garden	Jun-11	Mar-08	Goiânia-GO	100%	240	16,320
Tenda	Residencial Sao Francisco Life	Jun-11	Jul-08	BeloHorizonte-MG	100%	80	6,800
Tenda	Residencial Vale do Sol	Jun-11	Mar-07	Guarulhos-SP	100%	69	3,726
Tenda	Residencial Vitoria Regia	Jun-11	Jul-07	Guarulhos-SP	100%	54	2,916
Tenda	Res Camacari Life f1ef2	Jul-11	Dec-07	Camaçari-BA	100%	575	39,675
Tenda	Residencial Itauna Life	Jul-11	Feb-07	SãoGonçalo-RJ	100%	119	8,449
Tenda	Res Jd São Luiz Life f1ef2	Jul-11	Jun-07	SãoPaulo-SP	100%	238	23,986
Tenda	Fit Palladium	Jul-11	Jun-08	Curitiba-PR	100%	228	24,132
Tenda	Res Figueiredo iif2	Jul-11	Jun-08	PortoAlegre-RS	100%	220	15,180
Tenda	Humaita Garden f1ef2	Jul-11	Oct-07	NovaIguaçu-RJ	100%	200	13,000
Tenda	G. Park Pássaros f1	Jul-11	Dec-07	SãoLuiz-MA	50%	160	20,861
Tenda	Residencial Lis Boa	Aug-11	Dec-07	Suzano-SP	100%	266	24,058
Tenda	Residencial Camaçari Duo	Aug-11	Dec-07	Camaçari-BA	100%	464	32,016
Tenda	Residencial Villa Park	Aug-11	Feb-07	SãoPaulo-SP	100%	300	27,774
Tenda	Residencial Portinari Tower	Aug-11	Apr-07	BeloHorizonte-MG	100%	136	12,772
Tenda	Residencial Villa Rica Life	Aug-11	May-08	LaurodeFreitas-BA	100%	220	16,874
Tenda	Residencial Santana Tower	Aug-11	Jan-08	FeiradeSantana-BA	100%	448	36,064
Tenda	Clube Vivaldi	Aug-11	Aug-09	São Paulo - SP	100%	174	14.797
Tenda	Residencial Monte Carlo 1	Aug-11	May-07	Belo Horizonte - MG	100%	112	12.788
Tenda	Residencial Betania Park	Sep-11	Jan-06	Belo Horizonte - MG	100%	204	8.224
Tenda	Residencial Recanto Das Rosas	Sep-11	Sep-09	Ribeirão das Neves - MG	100%	240	20.160
Tenda	Grand Ville Das Artes - Residencial Monet	Sep-11	Nov-09	Lauro de Freitas - BA	100%	380	18.125
Tenda	Residencial Salvador Life I	Sep-11	Feb-08	Salvador - BA	100%	280	19.880
Tenda	Portal Do Sol Life I	Sep-11	Dec-09	Belford Roxo - RJ	100%	64	5.800
Tenda	Portal Do Sol Life Ii	Sep-11	Dec-09	Belford Roxo - RJ	100%	64	5.800
Tenda	Residencial Parque Valença 1b	Sep-11	Dec-07	Campinas - SP	100%	138	8.280
Tenda	Residencial Parque Valença 1c	Sep-11	Dec-07	Campinas - SP	100%	100	6.200
Tenda	Valle Verde Cotia (Bairro Novo Cotia)	Sep-11	Mar-10	Cotia - SP	100%	272	29.562
Tenda	Figueiredo I F1	Sep-11	Jun-08	Porto Alegre - RS	100%	220	15.645
Tenda	Arsenal Life Iii	Sep-11	Jun-07	São Gonçalo - RJ	100%	128	8.922
Tenda	Arsenal Life Iv	Sep-11	Jun-07	São Gonçalo - RJ	100%	128	9.282
Tenda	Pompeia Life	Sep-11	Oct-07	Duque de Caxias - RJ	100%	191	16.346

Table 27 - Tenda Segment Delivered projects (2011) cont

Company	Project	Delivery	Launch	Local	% co	Units	PSV R$
Tenda	Fit Nova Vida - Taboao His (Fit Taboãozinho)	Sep-11	Oct-08	Taboão da Serra - SP	100%	137	7.271
Tenda	Residencial Vila Olimpia Life	Sep-11	Dec-07	Feira de Santana - BA	100%	160	27.821
Tenda	Città Itapoan	Oct-11	Oct-08	Salvadaor - BA	50%	187	26.978
Tenda	Residencial Betim Life Ii	Oct-11	Oct-07	Betim - MG	100%	128	8.064
Tenda	Fit Mirante Do Sol	Oct-11	Jan-08	Ribeirão Preto - SP	100%	342	39.012
Tenda	Fit Parque Da Lagoinha	Oct-11	Jun-08	Ribeirão Preto - SP	75%	159	17.123
Tenda	Residencial Jardim Das Azaleias	Oct-11	May-07	Contagem - MG	100%	43	3.440
Tenda	Residencial Jardim Das Jabuticaba	Oct-11	Apr-07	Contagem - MG	100%	69	5.624
Tenda	Residencial Reserva Dos Pássaros Bloco 4	Nov-11	Oct-06	São Paulo - SP	100%	68	37.084
Tenda	Fit Novo Osasco	Nov-11	Dec-08	Osasco - SP	100%	296	29.106
Tenda	Grand Ville Das Artes - Residencial Matisse	Nov-11	May-10	Lauro de Freitas - BA	100%	100	8.957
Tenda	Grand Ville Das Artes - Residencial Matisse	Nov-11	Jan-10	Lauro de Freitas - BA	100%	120	10.805
Tenda	Grand Ville Das Artes - Residencial Matisse	Nov-11	Jan-10	Lauro de Freitas - BA	100%	60	5.403
Tenda	Grand Ville Das Artes - Residencial Matisse	Nov-11	Mar-10	Lauro de Freitas - BA	100%	120	10.073
Tenda	Residencial Jardim Atlântico Fase 1 2 3	Nov-11	Dec-07	Camaçari - BA	100%	352	41.952
Tenda	Residencial Villa Esplendore	Nov-11	Jan-07	Mogi das Cruzes - SP	100%	137	10.771
Tenda	Grand Park Passaros	Dec-11	Jun-08	São Luiz - MA	50%	80	10.478
Tenda	Residencial Jardim Atlântico (Fase 4 E 5)	Dec-11	Dec-07	Camaçari - BA	100%	256	41.952
Tenda	Residencial Bosque Das Palmeiras	Dec-11	Sep-09	Recife - PE	100%	144	10.768
Tenda	Fit Planalto	Dec-11	Apr-10	Osasco - SP	100%	472	52.341
Tenda	Colina Verde	Dec-11	May-08	São Paulo - SP	100%	200	15.000
Tenda	Residencial Turim	Dec-11	Nov-06	São Paulo - SP	100%	56	6.743
Tenda	Residencial Vila Olimpia Life F1	Dec-11	Dec-07	Feira de Santana - BA	100%	272	27.821
Tenda	Residencial Recanto Das Rosas	Dec-11	Sep-09	Ribeirão das Neves - MG	100%	240	20.160
Total						14.462	1.291.528

Tenda Segment Operations

Since June we have witnessed an acceleration in the number of units contracted by financial institutions, which is in part likely due to the addition of a new CEF unit dedicated to major homebuilders. In 4Q11, Tenda contracted 2,487 units with financial institutions. This improvement resulted in the delivery of 14,076 units in 2011. Transferred units totaled 2,863 units in 4Q11 (10,985 in 2011). In 2012, we expect to transfer an increased number of units.

Table 28– Tenda Segment Land Bank (2011)

	PSV - R$million (%Gafisa)	%Swap Total	%Swap Units	%Swap Financial	Potential units (%Gafisa)	Potential units (100%)
São Paulo	2.179.520	32,2%	31,3%	0,9%	15.963	17.287
Rio de Janeiro	1.099.039	18,9%	18,9%	0,0%	12.800	12.841
Nordeste	418.487	0,0%	0,0%	0,0%	3.700	3.700
Minas Gerais	738.429	51,8%	28,5%	23,3%	6.075	6.243
Total	4.435.475	32,3%	26,4%	5,9%	38.538	40.071

Table 29 – Tenda Segment Projects Launched (2011)

Project	Date	Local	% co	Units (%co)	PSV (%co)%		Sales
1Q11
Parque Lumiere	Jan	São Paulo - SP	100%	100	11,220	100%	11,172
Araçagy F3	Jan	Paço do Lumiar - MA	50%	186	24,865	98%	24,320
Parma Life	Jan	Belo Horizonte - MG	100%	60	8,884	109%	9,709
Parque Arvoredo F3	Mar	Curitiba - PR	100%	210	46,378	71%	32,948
Piemonte	Mar	Santa Luzia - MG	100%	94	11,042	56%	6,227
2Q11
Lopes Trovão	Apr	Canoas - RS	100%	188	38,938	32%	12,388
Montes Claros	May	Belo Horizonte - MG	100%	300	30,602	35%	10,862
Cheverny F2	May	Goiânia - GO	100%	96	13,638	49%	6,688
Cheverny F3	May	Goiânia - GO	100%	96	13,638	41%	5,566
Vale Verde Cotia - Fase 7	May	Cotia - SP	100%	80	9,200	91%	8,374
Porto Fino	Jun	Santa Luzia - MG	100%	224	25,228	47%	11,913
Vila Das Flores	Jun	Salvador-BA	100%	460	50,273	20%	10,101
Residencial Atenas	Jun	Rio de Janeiro-RJ	100%	260	30,288	28%	8,436
Bosque Dos Palmares	Jun	Nova Iguaçu -RJ	100%	352	34,454	19%	6,560
3Q11
Vista Flamboyant F2	Aug	SJ dos Campos -SP	100%	132	20,069	90%	18,082
Cheverny F4 + F5	Sep	Goiânia - GO	100%	192	29,016	17%	4,844
Total Tenda				3.030	397.733	57%	227.490

Table 30 – Tenda Segment Contracted Sales versus Recognized Net Revenues (R$000)
	4Q11	3Q11	QoQ	4Q10	YoY	2011	2010	YoY
Contracted Sales	-218.759	97.490	-324%	425.815	-151%	330.210	330.210	0%
Stake (%)	0%	9%	-900 bps	34%	-3400 bps	10%	11%	-100 bps
Net Revenues	-100.596	331.773	-130%	355.209	-128%	845.921	1.287.219	-34%
Stake (%)	-29%	33%	-6196 bps	38%	-6721 bps	26%	35%	-9811 bps
Total Contracted Sales	338.415	1.044.650	-68%	1.240.817	-73%	3.452.768	2.903.465	19%
Total Net Revenues	347.335	1.005.490	-65%	928.637	-63%	3.194.525	3.720.860	-14%

INCOME STATEMENT

Revenues

On a consolidated basis, 2011 net revenues totaled R$2.9 billion, a 14% decline from 2010. During 2011, the Gafisa brand accounted for 62% of net revenues, AlphaVille comprised 23% and Tenda the remaining 15%. The below table presents detailed information about pre-sales and recognized revenues by launch year:

Table 31 –Contracted Sales versus Recognized Net Revenues (R$000)

	4Q11	3Q11	QoQ	4Q10	YoY	2011	2010	YoY
Gafisa Segment
Net Revenues	367.551	497.849	-26%	412.411	-11%	1.821.926	1.988.236	-8%
Stake (%)	394%	50%	34436 bps	44%	34947 bps	62%	53%	852 bps
Alphaville Segment
Net Revenues	226.310	175.860	26%	161.016	37%	672.599	445.405	51%
Stake (%)	243%	17%	4622bps	17%	4637bps	23%	12%	1090 bps
Tenda Segment
Net Revenues	(500.545)	331.773	-130%	355.209	-128%	445.973	1.287.219	-34%
Stake (%)	-536%	33%	4622bps	38%	4637bps	15%	35%	-1943bps
Total Net Revenues	93.316	1.005.482	-91%	928.636	-90%	2.940.498	3.720.860	-21%

Gross Profit

On a consolidated basis, 2011 gross profit totaled R$262 million, a decrease of 72% over 2010, mainly due to budget review deviation.

Table 32 – Capitalized Interest
(R$million) Consolidated	4Q11	3Q11	4Q10
Opening balance	177.494	154.964	115.323
Capitalized interest	56.566	61.633	88.591
Interest capitalized to COGS	-29.177	-39.103	-57.370
Closing balance	204.883	177.494	146.544

Selling, General, And Administrative Expenses (SG&A)

2011 SG&A expenses totaled R$645 million, a 28% increase on the R$503 million in expenses posted in 2010. Selling expenses increased 47% to R$393 million mainly due to the provision for doubtful debts, of R$87 million recorded as additional expenses. Excluding these amounts, selling expenses totaled R$124 million in 2011, a 15% increase over 2010. Administrative expenses reached R$251.5 million, a 6% increase over the R$237 million posted in 2010, which is below inflation - IPCA 6,5% in the same period.

Table 33 - Sales and G&A Expenses
(R$'000) Consolidated	4Q11	3Q11	QoQ	4Q10	YoY	2011	2010	YoY
Selling expenses	211.407	68.298	210%	82.568	156%	393.181	266.660	47%
G&A expenses	75.051	59.711	26%	64.894	16%	251.458	236.754	6%
Selling exp. (ex. Adj.)	124.093	68.298	82%	82.568	50%	305.867	266.660	15%
SG&A	286.458	128.009	124%	147.462	94%	644.639	503.414	28%

Other Operating Results

In 2011, other operating expenses of R$137 million, reflected a negative impact of R$96 million, primarily due to a write-down in expenses related to a downward evaluation of land bank, as a result of the reduced geographic focus at Gafisa. The Company does not intend to develop projects in those areas in the near term, which resulted in a significant drop in prices. One option would be to sell these non-core tracts of land.

Adjusted EBITDA

2011 adjusted EBITDA totaled - R$338 million, lower than the R$579 million posted in 2010. The lower EBITDA margin is mainly a result of the substantial revenue reversals in 2011.

Table 34 - Adjusted EBITDA [checar numerous]
(R$'000) Consolidated	2011	2010	YoY
Net Profit (Loss)	(944,867)	264,565	nm
(+) Financial result	159,904	82,117	95%
(+) Income taxes	142,360	22,128	543%
(+) Depreciation and Amortization	83,427	33,816	147%
(+) Capitalized Interest Expenses	163,577	138,996	18%
(+) Stock option plan expenses	17,284	12,924	34%
(+)Non recurring expenses / Minority shareholders	39,678	24,670	61%
Adjusted EBITDA	(338,637)	579,215	nm
Net Revenue	2,940,498	3,401,492	-14%
Adjusted EBITDA margin	-11,5%	17,0%	nm

Note: We adjust our EBITDA for expenses associated with stock option plans, as this is a non-cash expense .

Depreciation And Amortization

Depreciation and amortization in 2011 was R$83 million, an increase of R$50 million when compared to the R$34 million recorded in 2010, mainly due to higher showroom depreciation.

Financial Results

Net financial expenses totaled R$160 million in 2011, compared to net financial expenses of R$82 million in 2010 as a result of a higher level of leverage. The difference is mainly due to the decrease in financial revenues of 27% and to 20% increase in financial expenses.

Taxes

Income taxes, social contribution and deferred taxes for 2011 amounted to - R$157 million, compared to - R$23 million in 2010. As there would be no Deferred Income Tax to recognize, in view of the total impairment over the deferred assets. For tax purposes, the losses are not deductible for taxpayers using the completed contract method.

Adjusted Net Income

The adjustments mentioned related to costs and expenses which when coupled with higher interest payments, had a direct impact on the company's profitability, resulting in a net loss in 4Q11 of R$945 million compared to a net profit of R$265 million in the same period of 2010.

Backlog Of Revenues And Results

The backlog of results to be recognized under the PoC method reached R$1.56 billion in 4Q11, 1.2% higher than R$1.54 billion in the 4Q10 and 10% lower than the R$1.74 billion posted in 3Q11. The consolidated margin for the quarter was 34.5%, lower than the 38.9% in 4Q10 and 392 bps lower than the 38.9% posted in the 3Q11, mainly as a result of budget cost revisions and lower results to be recognized. As the results of the backlog are kept off-balance sheet, lower margins will be recognized over the next quarters. The table below shows the backlog margin by segment:

Table 35 - Results to be recognized (REF)
	Gafisa	Tenda	Alphaville	Gafisa Group	Gafisa Group ex- Tenda
Back log of Results	2.530	1.316	670	4.516	3.200
Costs to be incurred (units sold)	(1.664)	(978)	(315)	(2.957)	(1.979)
Results to be Recognized	866	338	355	1.559	1.221
Backlog Margin	34,2%	25,7%	53,0%	34,5%	38,2%
Note: Revenues to be recognized are net of PIS/Cofins (3.65%); excludes the AVP method introduced by Law nº 11,638

BALANCE SHEET

Cash and Cash Equivalents

On December 31, 2011, cash and cash equivalents reached R$984 million. We believe our cash position is sufficient to execute our development plans, and we see no need to increase this current level.

 Accounts Receivable

At the end of 4Q11, total accounts receivable decreased by 10% to R$9.5 billion, from R$10.6 billion in 3Q11 and R$9.2 billion in the 4Q10. The decline in receivables was mainly attributed to a significant increase in customer dissolutions, as client receivables return to the inventory. The provisions for bad debts and potencial dissolutios, of R$120 million in 2011, (R$53 million in 2010), is related to the portion of sales at Tenda that the management expect to become uncollectible throughout the next months.

Table 36 - Total receivables
(R$000) Consolidated	4Q11	3Q11	QoQ	4Q10	YoY
Receivables from developments – LT (off balance sheet)	4.686.158	4.697.756	0%	4.112.697	14%
Receivables from PoC – ST (on balance sheet)	3.962.575	4.002.213	-1%	3.843.615	3%
Receivables from PoC – LT (on balance sheet)	863.874	1.867.970	-54%	1.247.265	-31%
Total	9.512.607	10.567.939	-10%	9.203.577	3%
Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method
Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP
Receivables from PoC: accounts receivable already recognized according to PoC and BRGAP

Inventory

Table 37 – Inventory (Balance Sheet at cost)
(R$000) Consolidated	4Q11	3Q11	QoQ	4Q10	YoY
Land	1.249.413	1.173.105	6,5%	837.510	49,2%
Units under construction	1.582.890	1.035.090	52,9%	956.733	65,4%
Completed units	119.339	339.183	-64,8%	272.923	-56,3%
Total	2.951.642	2.547.378	15,9%	2.067.166	42,8%

Inventory at market value excluding the units of projects cancelled affecting 4,736 Tenda customers and including the impact of contract dissolutions, totaled R$3.5 billion in 4Q11, which is in line with the R$3.4 billion registered in 3Q11. On a consolidated basis, our inventory is at a level of 10 months of sales based on LTM sales figures.

At the end of 4Q11, 8.0% of the total inventory reflected finished units. We continue to focus on reducing finished inventory primarily concentrated under the Gafisa brand which represents 46% of total finished inventory of R$352 million.

Table 38 - Inventories per completion status
Company	Not started	Up to 30% constructed	30% to 70% constructed	More than 70% constructed	Finished units¹	Total 4Q11
Gafisa	708.193	278.728	457.971	411.143	162.592	2.018.627
AlphaVille	0	214.192	142.935	89.503	120.655	567.285
Tenda	124.004	217.894	241.457	280.446	68.702	932.503
Total	832.196	710.814	842.363	781.092	351.949	3.518.415

Note: Adjusted by cancellations and dissolutions. ¹Completed units (at market value): value adjusted according to incurred costs, but already delivered to customers (general meeting with customers). Given the same accounting criteria, the value would be R$186.4 million.

Q-o-Q (4Q11 compared to 3Q11) consolidated inventory at market value was stable, or increased 3% ex-Tenda. The market value of Gafisa inventory was stable at R$2.0 billion at the end of 4Q11. The market value of AlphaVille inventory totaled R$567 million at the end of 4Q11, a 15.3% increase compared to the end of 3Q11. The improvement reflects the launch of two new developments toward the end of the quarter, allowing insufficient time for sales collection. Tenda inventory was valued at R$932.5 million at the end of 4Q11, a 4.1% decrease compared to the R$972.4 million in end of 3Q11, mainly due to the cancellations mentioned above.

Table 39 - Inventory at Market Value 4Q11 x 3Q11
	Inventories BoP1	Launches	Pre-Sales	Price Adjust + Other	Inventories EoP2	% QoQ3	VSO4
Gafisa	2.018.371	340.645	312.867	(27.522)	2.018.627	0,0%	13.4%
Alphaville	491.922	344.786	244.307	(25.117)	567.285	15,3%	30.1%
Total ex-Tenda	2.510.293	685.431	557.174	-52.638	2.585.912	3,0%	17.7%
Tenda	972.436	(103.183)	(218.759)	(155.509)	932.503	-4,1%	-30.6%
Total	3.482.730	582.247	338.415	(208.147)	3.518.415	1,0%	8.8%

Note: 1) BoP beginning of the period – 3Q11. 2)  EoP end of the period – 4Q11.  3) % Change  4Q11 versus 3Q11.   4)  4Q11 sales velocity 5) The R$103million refer to the cancellation of a project at Tenda, which will be re-launched in the future.

Liquidity

As of December 31, 2011, Gafisa had a cash position of R$984 million. On the same date, Gafisa’s debt and obligations to investors totaled R$4.2 billion, resulting in net debt and obligations of R$3.2 billion. The net debt and investor obligations to equity and minorities ratio was 118% compared to 75.3% in 3Q11, due to R$200 million cash burn in the fourth quarter, excluding the cash dividend payment of R$98.8 million. Excluding project finance, this net debt/equity ratio reached 45%.

Gafisa’s cash position and liquidity are sufficient to execute our development plans. Gafisa’s current debt maturity structure includes 29% of the total debt due within one year. We expect positive operating cash flow of between R$500 – R$700 million in 2012 to deleverage Company. Gafisa has additional receivables (from units already delivered) of more than R$500 million available for securitization and R$351 million of finished units in inventory. On the next page, we also highlight our current debt covenants ratios.

Currently we have access to a total of R$1.5 billion in construction finance lines contracted with banks and R$1.4 billion in lines in the process of approval. Also, Gafisa has in R$2.2 billion construction finance lines of credit available for future developments. The following tables provide information on our debt position:

Table 40 - Indebtedness and Investor obligations
Type of obligation (R$000)	4Q11	3Q11	QoQ	4Q10	YoY
Debentures - FGTS (project finance)	1.297.966	1.246.413	4%	1.211.304	7%
Debentures - Working Capital	601.234	700.596	-14%	668.627	-10%
Project financing (SFH)	684.642	598.712	14%	745.707	-8%
Working capital	1.171.967	849.406	38%	661.797	77%
Total consolidated debt	3.755.810	3.398.729	11%	3.287.435	14%
Consolidated cash and availabilities	983.660	912.359	8%	1.201.148	-18%
Investor Obligations	451.254	460.000	-2%	380.000	19%
Net debt and investor obligations	3.245.336	2.946.370	10%	2.466.287	32%
Equity + Minority Shareholders	2.732.894	3.912.587	-30%	3.783.669	-28%
(Net debt + Obligations) / (Equity + Noncontrolling interests)	118%	75,3%	4264bps	65,2%	5277bps
(Net debt + Ob.) / (Eq + Min.) - Exc. Proj Fin (SFH + FGTS)	45,4%	28,1%	1726bps	13,5%	3194bps

Table 41 - Debt maturity
(R$million)	Average Cost (p.a.)	Total	Until Dec/12	Until Dec/13	Until Dec/14	Until Dec/15	After Dec/15
Debentures - FGTS (proj. finance)	TR + (8.22% - 10.20%)	1.297.966	167.568	519.187	553.702	3.351	54.159
Debentures - Working Capital	CDI + (0.72% - 1.95%)	601.234	150.309	120.247	270.555	48.099	12.025
Project Financing (SFH)	TR + (8.30% - 12.68%)	684.642	287.550	136.928	74.763	92.016	93.385
Working Capital	CDI + (1.30% - 2.55%)	1.171.967	480.506	351.590	138.225	192.203	9.443
Total consolidated debt	11.82%	3.755.810	1.085.932	1.127.952	1.037.245	335.669	169.012
Investors Obligations	CDI + (0.235% - 1.00%) / IGPM +7.25%	451.254	143.852	145.070	142.710	11.179	8.441
Total consolidated debt		4.207.062	1.229.784	1.273.022	1.179.955	346.848	177.453
% Total		100%	29,2%	30,3%	28,0%	8,2%	4,2%

Debt Covenants

Following the modification of certain debt covenants, per the agreement with debt holders, Gafisa avoided triggering covenants and remained in compliance with all debt covenants.

Covenant Ratios

Table 42 - Debenture covenants - 7th emission / 8th
4Q11
(Total receivables + Finished units) / (Total debt - Cash - project debt) >2 or <0	14.3x
(Total debt - SFH debt - Cash) / Equity ≤ 75%	31.8%
New Covenant = Total receivables + Revenues to be recognized + Inventory of finished units / Net debt + Obligations related to construction + costs to be incurred > 1,5	1.73x

Table 43 - Debenture covenants - 5th emission (R$250 million)
4Q11
New Covenant = (Total debt – Project Finance debt - Cash) / Equity ≤ 75%	31.8%
New Covenant = (Total receivables + Finished units) / (Total debt) ≥ 2.2x	2.6x
Note: Covenant status on December 31, 2011

OUTLOOK

With the introduction of a new strategy and organizational structure, Gafisa is already making progress toward achieving its 2012 guidance. Launches for 2012 are expected to be between R$2.7 and R$3.3 billion, reflecting a new more targeted regional focus and the deliberate slowdown of the Tenda business. Gafisa should represent 50%, Tenda 10% and AlphaVille 40% of launches. For the first quarter of 2012, the Gafisa Group launched R$450 million.

The Gafisa Group plans to deliver between 22,000 and 26,000 units in 2012 broken down by 30% Gafisa, 50% Tenda and 20% AlphaVille. During the first quarter of 2012, the Company delivered 6,000 units and transferred 2,500 Tenda units to financial institutions.

Finally, the Company expects to generate between R$ 500 million and R$700 million in operating cash flow for the full year of 2012. At March 31, 2012, the Company had approximately R$900 million in cash and cash equivalents. The key drivers of cash flow generation include: (i) our ability to deliver units at Gafisa; (ii) the transfer of Tenda units to financial institutions; (iii) the sale of inventory; (iv) the securitization of receivables; (v) the sale of non-strategic land and; (vi) the delivery of consistent returns by sharing or selling risk on certain projects which have more variable margins. The staff of each business unit are fully committed and focused on the implementation and execution of the above-mentioned objectives. We will keep our shareholders abreast of this progress by providing semi-annual operating milestones to chart our progress.

APPENDIX

The following table illustrates the financial completion of construction in progress and the related revenue recognized (R$000) during the fourth quarter ended on December 31, 2011.

Table 44. Status of the financial completion of the construction in progress – Gafisa Segment
Company	Project	Construction status		% Sold		Revenues recognized
		4Q11	3Q11	4Q11	3Q11	4Q11	3Q11
Gafisa	Network Business Tower F2	19%	0%	99%	0%	20.169	0
Gafisa	Mont Blanc	98%	100%	89%	66%	19.820	5.652
Gafisa	London Ville	59%	47%	99%	85%	12.523	7.981
Gafisa	Vision Anália Franco	28%	1%	62%	57%	12.079	0
Gafisa	Vistta Laguna	43%	31%	87%	82%	10.451	12.769
Gafisa	Vision Brooklin	85%	77%	100%	100%	9.651	14.864
Gafisa	Vistta Santana	96%	91%	100%	98%	9.481	13.313
Gafisa	Patio Mondrian - Spe	70%	61%	86%	85%	9.173	10.505
Gafisa	Acqua Residencial	100%	100%	93%	88%	8.841	7.849
Gafisa	Central Life Club F2	40%	30%	100%	98%	8.757	3.924
Gafisa	Alphaville Barra Da Tijuca	100%	100%	85%	82%	8.126	27.754
Gafisa	Vittà F1	38%	25%	99%	99%	7.386	3.285
Gafisa	Vittà F2	38%	25%	100%	100%	6.685	2.862
Gafisa	Mansão Imperial - Fase 2b	93%	93%	100%	88%	5.614	13.268
Gafisa	Paulista Corporate	95%	92%	100%	100%	4.641	6.098
Gafisa	Stellato	30%	27%	70%	67%	4.625	5.454
Gafisa	Parque Morumbi	78%	68%	72%	68%	4.597	1.943
Gafisa	Alegria F3	64%	58%	95%	90%	4.415	2.840
Gafisa	Alegria - Fase 3a	39%	34%	97%	85%	4.302	3.757
Gafisa	Mosaico - Spe	86%	78%	100%	100%	3.826	6.354
Gafisa	Global Offices	70%	62%	98%	94%	3.779	5.825
Gafisa	Pátio Condomínio Clube - Harmony	62%	50%	72%	68%	3.772	2.919
Gafisa	Colours	30%	24%	83%	83%	3.770	4.510
Gafisa	Jardins Da Barra - Lote2	49%	34%	100%	100%	3.679	3.695
Gafisa	Pq Barueri Cond. Clube F2b	19%	11%	78%	71%	3.557	2.016
Gafisa	Pátio Condomínio Clube - Kelvin	60%	48%	75%	72%	3.492	3.024
Gafisa	Jd Das Orquideas	49%	34%	98%	99%	3.482	2.383
Gafisa	Condessa	36%	33%	83%	84%	3.091	4.979
Gafisa	Mansão Imperial - F1	94%	94%	92%	86%	3.067	6.271
Gafisa	Network Business Tower F1	16%	14%	99%	100%	3.066	3.729
Gafisa	Igloo Alphaville	84%	80%	97%	97%	3.005	4.296
Gafisa	Others					13.735	94.262
Gafisa		---	---	---	---	226.657	288.379

Table 45. Status of the financial completion of the construction in progress – Tenda Segment
Company	Project	Construction status		% Sold		Revenues recognized (R$000)
		4Q11	3Q11	4Q11	3Q11	4Q11	3Q11
Tenda		---	---	---	---	-100.597	335.299

Table 46. Status of the financial completion of the construction in progress – AlphaVille Segment
Company	Project	Construction status		% Sold		Revenues recognized (R$000)
		4Q11	3Q11	4Q11	3Q11	4Q11	3Q11
Alphaville	Terreno Cajamar	100%	0%	100%	0%	43.785	0
Alphaville	São José Dos Campos	13%	6%	87%	78%	17.933	13.234
Alphaville	Alphaville Teresina	77%	66%	99%	100%	14.516	18.197
Alphaville	Alphaville Ribeirão Preto F1	92%	81%	95%	94%	12.766	14.346
Alphaville	Alphaville Campo Grande II	53%	37%	99%	95%	10.767	9.290
Alphaville	Alphaville Belém F1	52%	38%	93%	94%	9.560	7.038
Alphaville	Alphaville Pernambuco / Duas Unas	36%	26%	73%	72%	9.005	3.532
Alphaville	Alphaville Brasília 2 Resid./Comercial	100%	81%	86%	87%	7.851	7.821
Alphaville	Terras Alpha Petrolina	79%	65%	96%	97%	7.625	8.752
Alphaville	AlphaVille Porto Alegre	67%	63%	88%	87%	6.287	11.921
Alphaville	Terras Alpha Resende	26%	11%	91%	88%	6.223	2.777
Alphaville	AlphaVille Campina Grande	100%	82%	68%	59%	5.945	5.022
Alphaville	Terras Alpha Foz do Iguaçu 2	81%	56%	42%	32%	5.673	3.395
Alphaville	Alphaville Ribeirão Preto F2	91%	80%	38%	31%	5.646	3.617
Alphaville	Alphaville Porto Velho	42%	31%	40%	41%	5.608	6.257
Alphaville	Alphaville Belém F2	52%	38%	60%	61%	5.113	4.377
Alphaville	AlphaVille Barra da Tijuca	100%	100%	85%	83%	4.689	15.704
Alphaville	Manaus 3	9%	0%	77%	0%	4.265	0
Alphaville	Alphaville Jacuhy F3	100%	78%	24%	21%	3.794	3.300
Alphaville	Alphaville Burle Marx	100%	100%	81%	77%	3.502	4.135
Alphaville	AlphaVille Rio Costa do Sol F3	97%	93%	94%	94%	3.531	4.916
Alphaville	Alphaville Granja Viana	97%	91%	99%	99%	2.955	1.679
Alphaville	Alphaville Gravataí 2	100%	91%	71%	67%	2.495	2.292
Alphaville	Alphaville Piracicaba	100%	97%	94%	94%	2.297	1.398
Alphaville	Housing Costa do Sol	84%	85%	81%	76%	2.081	1.485
Alphaville	AlphaVille Votorantim	100%	99%	100%	98%	1.390	1.597
Alphaville	Alphaville Pernambuco/Duas UnasF2	6%	0%	18%	0%	1.038	0
Alphaville	Terras Alpha Foz do Iguaçu	100%	98%	97%	96%	915	610
Alphaville	AlphaVille Manaus II	100%	98%	99%	99%	749	1.558
Alphaville	Feira de Santana	1%	0%	85%	0%	580	0
Alphaville	Alphaville Rio Costa do Sol	100%	100%	100%	100%	419	1.551
Alphaville	Alphaville Gravataí	100%	100%	94%	94%	421	618
Alphaville	AlphaVIlle Costa do Sol F2	100%	100%	100%	100%	416	813
Alphaville	Alphaville Litoral Norte	100%	100%	100%	100%	311	476
Alphaville	AlphaVille Mossoró F2	100%	98%	37%	36%	270	668
Alphaville	Living Solutions Porto Alegre	28%	24%	18%	18%	262	632
Alphaville	Alphaville Maringá 2	100%	100%	100%	100%	212	5.074
Alphaville	Alphaville Jacuhy	100%	100%	91%	91%	147	1.038
Alphaville	Others					7.442	1.826
Alphaville		---	---	---	---	218.485	163.010

Table 47. Status of the financial completion of the construction in progress – Consolidated date
Company	Project	Construction status		% Sold		Revenues recognized (R$000)
		4Q11	3Q11	4Q11	3Q11	4Q11	3Q11
Total		---	---	---	---	344.545	786.688

CONSOLIDATED INCOME STATEMENT

R$000	4Q11	3Q11	QoQ	4Q10	YoY	2011	2010	YoY
Net Operating Revenue	93.316	1.005.490	-91%	593.055	-84%	2.940.506	3.403.050	-14%
Operating Costs	-531.712	-708.614	-25%	-476.764	12%	-2.678.338	-2.460.918	9%
Gross profit	-438.396	296.876	-248%	116.291	-477%	262.168	942.132	-72%
Operating Expenses
Selling Expenses	-211.408	-68.298	210%	-82.567	156%	-393.181	-266.660	47%
General and Administrative Expenses	-75.051	-59.711	26%	-64.894	16%	-251.458	-236.754	6%
Other Operating Revenues / Expenses	-107.002	-10.395	929%	-781	13601%	-137.025	-12.173	1026%
Depreciation and Amortization	-26.454	-21.855	21%	-6.492	307%	-83.428	-33.816	147%
Operating results	-858.311	136.617	-728%	-38.443	2133%	-865.092	-549.403	57%

Financial Income	20.784	31.619	-34%	26.810	-22%	92.973	128.085	-27%
Financial Expenses	-62.702	-89.740	-30%	-28.387	121%	-252.876	-210.202	20%

Income Before Taxes on Income	-900.229	78.496	-1247%	-40.020	2149%	-762.827	310.612	-346%

Deferred Taxes	-79.747	-5.858	1261%	17.355	-560%	-69.155	-10.294	572%
Income Tax and Social Contribution	-35.508	-17.958	98%	15.550	-328%	-73.207	-11.834	519%

Income After Taxes on Income	-1.015.484	54.680	-1957%	-7.115	14172%	-905.189	288.484	-414%

Minority Shareholders	-14.420	-8.463	70%	-7.008	106%	-39.679	-23.919	66%

Net Income	-1.029.904	46.217	-2328%	-14.123	7192%	-944.868	264.565	-457%

Note: The Income Statement reflects the impact of IFRS adoption, also for 2010.

CONSOLIDATED BALANCE SHEET

	4Q11	3Q11	QoQ	4Q10	YoY
Current Assets
Cash and cash equivalents	983.660	912.359	8%	1.201.148	-18%
Receivables from clients	3.962.574	4.002.213	-1%	3.704.709	7%
Properties for sale	2.049.084	2.130.661	-4%	1.707.892	20%
Other accounts receivable	60.378	146.461	-59%	103.109	-41%
Deferred selling expenses	84.207	30.493	nm	75.196	nm
Prepaid expenses	73.532	13.599	441%	21.216	247%
Properties for sale	93.188	-	nm	-	nm
Financial Instruments	7.735	-	nm	-	nm
	7.314.358	7.235.786	1%	6.813.270	7%
Long-term Assets
Receivables from clients	863.874	1.867.969	-54%	1.247.265	-31%
Properties for sale	798.206	416.717	92%	498.180	60%
Deferred taxes	-	353.212	-100%	-	nm
Other	247.909	215.695	15%	191.270	30%
	1.909.989	2.853.593	-33%	1.936.715	-1%
Investments	282.277	294.429	-4%	290.806	-3%

Total Assets	9.506.624	10.383.808	-8%	9.040.791	5%

Current Liabilities
Loans and financing	843.283	475.969	77%	797.903	6%
Debentures	292.260	206.336	42%	26.532	1002%
Debentures¹ - Reclassification default	1.595.961			-
Obligations for purchase of land and advances from clients	610.555	469.642	30%	420.199	45%
Materials and service suppliers	135.720	185.185	-27%	190.461	-29%
Taxes and contributions	250.578	291.649	-14%	230.888	9%
Other	1.087.582	180.055	504%	338.949	221%
	4.815.939	2.162.513	123%	2.004.932	140%
Long-term Liabilities
Loans and financings	721.067	975.751	-26%	612.275	18%
Debentures	-	1.740.673	-100%	1.853.399	-100%
Obligations for purchase of land	177.135	194.654	-9%	177.860	0%
Deferred taxes	83.002	401.071	-79%	13.847	499%
Provision for contingencies	134.914	123.950	9%	124.537	8%
Obligation for investors	253.390	312.000	-19%	380.000	-33%
Other	574.083	560.609	2%	241.768	137%
	1.943.591	4.308.708	-55%	3.403.686	-43%
Shareholders' Equity
Capital	2.734.157	2.734.155	0%	2.729.198	0%
Treasury shares	(1.731)	(1.731)	0%	(1.731)	0%
Capital reserves	18.066	267.159	-93%	295.879	-94%
Revenue reserves	-	741.212	-100%	547.403	-100%
Retained earnings/accumulated losses	(102.019)	85.036	-220%	-	nm
Non controlling interests	98.621	86.756	14%	61.423	61%
	2.747.094	3.912.587	-30%	3.632.172	-24%
Liabilities and Shareholders' Equity	9.506.624	10.383.808	-8%	9.040.790	5%

Note: ¹ Following the modification of certain debt covenants, per the agreement with debt holders,Gafisa’  short-term debt and long-term debt classification will be reclassified to the LongTerm in the 1Q12, in compliance with all debt covenants.

GLOSSARY

Affordable Entry Level

Residential units targeted to the mid-low and low income segments with prices below R$200 thousand per unit.

Backlog of Results

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin

Equals to “Backlog of Results” divided “Backlog of Revenues” to be recognized in future periods.

Land Bank

Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our Board of Directors.

LOT (Urbanized Lots)

Land subdivisions, or lots, with prices ranging from R$150 to R$600 per square meter

PoC Method

Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using the percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales

Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

PSV

Potential Sales Value.

SFH Funds

Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements

A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

ABOUT GAFISA

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 57 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing only under Gafisa’s brand, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry level housing segment, and Gafisa and AlphaVille, which offer a variety of residential options to the mid to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

Investor Relations	Media Relations (Brazil)
Luciana Doria Wilson	Débora Mari
Website: www.gafisa.com.br/ir	Máquina da Notícia Comunicação Integrada
Phone: +55 11 3025-9297 / 9242 / 9305	Phone: +55 11 3147-7412
Fax: +55 11 3025-9348	Fax: +55 11 3147-7900
Email: ri@gafisa.com.br	E-mail: debora.mari@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

The fou rth quarter financial statements were prepared and are being presented in accordance with the accounting practices adopted in Brazil (“Brazilian GAAP”), required for the years ended December 31, 2009. Therefore, they do not consider the early adoption of the technical pronouncements issued by CPC in 2009, approved by the Federal Accounting Council (“CFC”), required beginning on January 1, 2010. On November 10, 2009 the CVM, issued the deliberation nº 603 changed by deliberation nº 626, which provides the option for listed Companies to present 2010 quarterly information based on accounting practices in force at December 31, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 10, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer